Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
Northern Oil and Gas, Inc.

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings (Deficit) Before Income Taxes	$115,286,396	$84,834,650	$263,112,945	$(1,177,778,745)	$(294,895,887)
Add:
Fixed Charges	19,819,598	38,688,300	46,517,384	59,869,939	64,854,615
Subtract:
Capitalized Interest	5,929,473	5,976,981	4,409,544	1,506,172	356,196
Total Earnings (Deficit) Before Fixed Charges	129,176,521	117,545,969	305,220,785	(1,119,414,978)	(230,397,468)
Fixed Charges
Interest Expense	13,874,909	32,709,056	42,105,676	58,360,387	64,485,623
Capitalized Interest	5,929,473	5,976,981	4,409,544	1,506,172	356,196
Estimated Interest Component of Rent	15,216	2,263	2,164	3,380	12,796
Total Fixed Charges	19,819,598	38,688,300	46,517,384	59,869,939	64,854,615
Ratio of Earnings (Deficit) to Fixed Charges(1)	6.5x	3.0x	6.6x	-(2)	-(2)
_______________

(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)
Earnings were insufficient to cover fixed charges by approximately $359.8 and $1,237.6 million for the years ended December 31, 2016 and 2015, respectively, due primarily to a non-cash impairment charge.